State of Delaware
Secretary of State
Division of Corporations
Delivered 12:19 PM 03/14/2016
FILED 12:19 PM 03/14/2016
SR 20161637819 - File Number 5988284

STATE *of* DELAWARE
CERTIFICATE *of* INCORPORATION
A STOCK CORPORATION

- **First:** The name of this Corporation is Atmos Digital, Inc.

- **Second:** Its registered office in the State of Delaware is to be located at
2711 Centerville Road, Suite 400 _____ Street, in the City of Wilmington
County of New Castle _____ Zip Code 19808 ____ . The registered agent in
charge thereof is The Company Corporation

  Third: The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

- **Fourth:** The amount of the total stock of this corporation is authorized to issue is
10,000,000 _____ shares (number of authorized shares) with a par value of
$0.001 _____ per share.

- **Fifth:** The name and mailing address of the incorporator are as follows:
  Name The Company Corporation
  Mailing Address 2711 Centerville Road, Suite 400
                  Wilmington, DE _____ Zip Code 19808

- **I, The Undersigned,** for the purpose of forming a corporation under the laws of the State of Delaware, do make, file and record this Certificate, and do certify that the facts herein stated are true, and I have accordingly hereunto set my hand this
12th _____ day of March _____, A.D. 20 16 ___ .

The Company Corporation, Incorporator

BY: /s/Margaret Rosado
_____
(Incorporator)

NAME: Margaret Rosado, Assistant Secretary
_____
(type or print)

STATE OF DELAWARE

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATMOS DIGITAL, INC.

Atmos Digital, Inc. (the ~Corporation"), a corporation organized and existing under the laws of the State of Delaware, does hereby certify:

       1.   The name of the Corporation is Atmos Digital, Inc. and the original Certificate of Incorporation was filed with the Secretary of State of Delaware on March 14, 2016.

       2.   Pursuant to Sections 242 of the General Corporation Law of the State of Delaware, the amended and restated Certificate of Incorporation set forth herein has been duly approved by the Board of Directors and Stockholders of the Corporation.

       3.   Pursuant to Section 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation restates, integrates and amends the provisions of the Certificate of Incorporation of this Corporation filed on March 14, 2016.

       4.   The text of the Certificate of Incorporation is hereby restated and amended to read in its entirety:

FIRST: The name of the Corporation is Atmos Digital, Inc.

SECOND: Its Registered Office in the State of Delaware is to be located at 2791 Centerville road, Suite 400, in the City of Wilmington, County of New Castle, Zip Code 19808. The name of the registered agent is The Company Corporation.

THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

FOURTH: The total number of shares of stock which this Corporation shall have authority to issue is 20,000,000, of which 10,000,000 shares shall be Class A common stock, $.001 par value per share, the holders of which shall have and possess all powers, voting and other rights pertaining to the stock of the Corporation, provided, however, each share of Class A common stock shall be entitled to ten (10) votes; and 10,000,000 shares shall be Class B common stock, $.001 par value per share, the holders of which shall have and possess all powers, voting and other rights pertaining to the stock of the Corporation, provided, however, each share of Class B common stock shall be entitled to one (1) vote.

FIFTH: No holders of any class of shares of stock in the Corporation shall have any preferential or preemptive rights to subscribe for, purchase or receive any shares of stock of the Corporation of any class, now or hereafter authorized, or any options or warrants for such shares or any rights to subscribe for, purchase or receive any securities convertible to or exchangeable for such shares, which may at any time be issued, sold or offered for sale by the Corporation.

SIXTH: The Corporation is to have perpetual existence.

SEVENTH: No director of the Corporation shall be liable to the Corporation or its Stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the General Corporation law of the State of Delaware.

EIGHTH: The management of the business and the conduct of the affairs of the Corporation shall be vested in its Board of Directors. The number of directors of this Corporation shall be fixed by the Corporation's Bylaws and may be changed from time to time by resolution of the Board of Directors.

Any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal, or any other cause shall, except as otherwise provided by law, be filled by the affirmative vote of a majority of the remaining members of the Board of Directors then in office.

In furtherance, and not in limitation, of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

IN WITNES WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be executed and attested by its duly authorized officer this 21st day of November, 2017.

By W. Donovan

William C. Donovan, sole Stockholder
and director